UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
17 November 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TetraLogic Pharmaceuticals Corporation

File No. 1-36208 -- CF# 31410

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      TetraLogic Pharmaceuticals Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 5, 2014.

      Based on representations by TetraLogic Pharmaceuticals Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through August 4, 2024
Exhibit 10.2	through August 4, 2024
Exhibit 10.3	through August 4, 2024

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary